

February 3, 2014

Via Email
Mr. Joseph Espeso
Chief Financial Officer
Bolt Technology Corporation
Four Duke Place
Norwalk, Connecticut

      Re: Bolt Technology Corporation
              Form 10-K for Year End June 30, 2013
              Filed on September 13, 2013
              File No. 001-12075

Dear Mr. Espeso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2013

Consolidated Statements of Cash Flows, page F-6

1.   We note that you classified all payments made for the contingent earnout liability related to the acquisition of SeaBotix Inc. as investing activities in the statements of cash flows. Please tell us why you believe classifying the payments solely as investing activities is appropriate, given that the payments represent both the payment of the initial contingent liability recorded and the payment of the subsequent increases in the liability.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) -551-3725 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant